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CLIENT/MATTER NUMBER

110623-0108

August 3, 2016

VIA EDGAR

Mr. Christian Windsor

Special Counsel – Office of Financial Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mailstop 4720, Washington, DC 20549

Re:	Sunshine Bancorp, Inc.

Registration Statement on Form S-4

Filed June 23, 2016

File No. 333-212209

Dear Mr. Windsor:

On behalf of Sunshine Bancorp, Inc. (the “Company”), we are transmitting the following response to the Staff’s letter dated July 13, 2016 containing the Staff’s comments regarding the Registration Statement on Form S-4 (the “Registration Statement”) that was filed with the Securities and Exchange Commission on June 23, 2016 (Registration No. 333-212209). The Company is also filing Amendment No. 1 to the Registration Statement in response to the Staff’s comments. Unless otherwise indicated or the context suggests otherwise, references to the “Registration Statement” in this letter refer to Amendment No. 1 being filed on the date hereof. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable comment.

What will FBC shareholders receive in the merger?, page 1

1.	We note that you disclose that under Section 7.01(i) of the Merger Agreement, in the event that the weighted average price of Sunshine shares declines by more than 20% of $14.03, that Florida Bank of Commerce may terminate the offering, unless Sunshine increased the exchange ratio. Please tell us how you plan to register any additional shares that may be issued in the event that Sunshine increases the exchange ratio.

RESPONSE:

If the Company’s stock price declines by more than 20% of the initial stated price of $14.03 without a similar decline in the KBW Nasdaq Bank Index (which would allow FBC to terminate the Merger Agreement unless the Company increases the exchange ratio), the Company will calculate the

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

August 3, 2016

additional number of shares that would need to be issued as a result of the increase to the exchange ratio to determine the impact the issuance of such additional shares on the overall transaction and the Company’s post-transaction capitalization. Should the Company elect to increase the exchange ratio in accordance with the formula set forth in the Merger Agreement (in lieu of FBC terminating the Merger Agreement), the Company would register such additional shares of its common stock pursuant to a supplemental registration statement pursuant to Rule 462(b).

The Merger, page 53

2.	We note that on page 59, you disclose that KBW received forecasts and projections from FBC. Similarly, on page 71, you disclose that Raymond James received projections from Sunshine management. Revise this document to disclose all material projections provided by FBC and Sunshine to the other party’s financial advisor.

RESPONSE:

The Company acknowledges the Staff’s comment and has included the requested disclosure starting on page 76 of the Registration Statement.

Opinion Sunshine’s Financial Advisor, page 58

3.	Please expand the last paragraph of this section on page 68 to disclose all compensation paid to KBW during the last two years for all services. Please refer to Section 1015(b)(4) of Regulation M-A.

RESPONSE:

The Company acknowledges the Staff’s comment and has included the requested disclosure on pages 68 and 69 of the Registration Statement.

Representations and Warranties, page 82

4.	On page 82, you include a statement that the representations and warranties contained in the merger agreement were made solely for the benefit of the other party and that “stockholders are not third-party beneficiaries under the merger agreement.” Please note that disclosure regarding an agreement’s representations and warranties (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

August 3, 2016

RESPONSE:

The Company acknowledges the Staff’s comment and has revised page 84 of the Registration Statement accordingly.

Summary Compensation Table, page 180

5.	Please revise to include executive compensation disclosure for Ms. Kilborne pursuant to Item 18(7)(ii) of Form S-4 Form because she will be serving as an executive officer of Sunshine after the merger.

RESPONSE:

The Company acknowledges the Staff’s comment and has included the requested disclosure on pages 185 and 186 of the Registration Statement.

Exhibit 8.1

6.	Please have counsel revise the opinion to remove the assumption regarding qualification as a statutory merger under Florida and Maryland law.

RESPONSE:

The Company acknowledges the Staff’s comment, and Hacker, Johnson & Smith P.A. has submitted a revised opinion, attached and filed as Exhibit 8.1.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely